The Royce Funds
1414 Avenue of the Americas New York, NY 10019 (212) 355-7311 (800) 221-4268

                                                                March 27, 2006

Securities and Exchange Commission
Attn: Sheila Stout, Senior Staff Accountant
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of Investment Management

Re:

Annual Report to Shareholders for the year ended December 31, 2004 for each of The Royce Fund (File No. 811-03599), Royce Capital Fund (File No. 811-07537), Royce Value Trust, Inc. (File No. 811-04875), Royce Micro-Cap Trust, Inc. (File No. 811-08030) and Royce Focus Trust, Inc. (File No. 811-05379)______________

Dear Ms. Stout:

         At your request, in connection with the staff's comments relating to each of the above-referenced Annual Reports to Shareholders, set forth below are the staff's comments and the relevant Fund's responses.

All Royce Funds:

Comment: In addition to disclosure currently in each Fund's Schedule of Investments regarding collateral received for securities loaned, add principal amounts for U.S. government securities for each such related line item in the Schedule of Investments in order to comply with requirements of Regulation S-X.

Response: Beginning with each Fund's Semi-Annual Report to Shareholders for the period ending June 30, 2006, each Fund will include on its Schedule of Investments the principal amounts relating to U.S. government securities held as collateral for securities loaned.

Comment: Although not required by rule or regulation, consider adding disclosure of the seven-day yield relating to the collateral received for securities loaned.

Response: Beginning with each Fund's Semi-Annual Report to Shareholders for the period ending June 30, 2006, we will add disclosure of the seven-day yield relating to the collateral received for securities loaned. Prior thereto, we had determined not to include the seven-day yield for this purpose because the disclosure was not required by rule or regulation, and the value of the collateral was generally not material when viewed in comparison to the total assets of the Funds.

Comment: For Funds that hold registered investment companies in their portfolios, add disclosure to the section entitled "Valuation of Investments" in the Notes to Financial Statements indicating how and when such investments are valued.

Response: Beginning with each Fund's Semi-Annual Report to Shareholders for the period ending June 30, 2006, the section entitled "Valuation of Investments" in the Notes to Financial Statements will be revised to disclose that investments in money market funds are valued at net asset value per share.

Comment: If the Funds have affiliated brokers, add disclosure to the Notes to Financial Statements reporting the names of such affiliated brokers and the amount of brokerage that each received from the Funds.

Response: The Funds did have affiliated brokers and as such, disclosure has been included in the Annual Report to Shareholders for the year ended December 31, 2005 relating to Funds who utilized the services of these affiliated brokers.

The Royce Fund

Comment: With regard to Royce Select Fund and Royce TrustShares Fund, please confirm the value of shares disclosed in the "Capital Share Transactions" section of the Statement of Changes in Net Assets for the year ended December 31, 2004. In comparing the dollar values of each versus the corresponding shares in the "Capital Share Transaction" table in the Notes to Financial Statements, it appears as though the dollar values may be misstated.

Response: With regard to Royce Select Fund, the value of shares sold and the value of shares redeemed in the "Capital Share Transactions" section of the Statement of Changes in Net Assets were each inadvertently understated by $293,386; the correct amounts should have been $3,450,333 and $(4,023,331), respectively. Beginning in February 2005, controls were put in place to do this comparison on a monthly basis. Royce TrustShares Fund is correct as reported on Form N-CSR filed on March 8, 2005.

Comment: With regard to Royce Select Fund, enhance disclosure in the Notes to Financial Statements concerning the calculation of the performance fee paid to Royce & Associates, LLC to include the frequency of the calculation and payment of the performance fee and whether the calculation is based on actual or average net assets.

Response: Currently, the first sentence of the section of the Notes to Financial Statements entitled "Investment Advisor and Distributor" reads as follows: "Under the Trust's investment advisory agreements with Royce & Associates, LLC ("Royce"), Royce is entitled to receive management and performance fees that are computed daily and payable monthly." We believe that this adequately conveys to shareholders the frequency of the calculation and payment of the performance fee. Beginning with the Fund's Semi-Annual Report to Shareholders for the period ending June 30, 2006, we will further enhance the disclosure to report that the calculation is based on the "then current" net assets of the Fund.

Royce Value Trust, Inc., Royce Micro-Cap Trust, Inc. and Royce Focus Trust, Inc.

Comment: Add the line item, "Market value of loaned securities," to the Statement of Assets and Liabilities (as is done on The Royce Fund annual report). The related reference in the footnotes to each Fund's Schedule of Investments can be removed.

Response: Beginning with each Fund's Semi-Annual Report to Shareholders for the period ending June 30, 2006, "Market value of securities loaned" will be included as a separate line item on the Statement of Assets and Liabilities and the related references on the Schedules of Investments will be removed.

Comment: With regard to Royce Value Trust, Inc. and Royce Micro-Cap Trust, Inc., enhance disclosure in the Notes to Financial Statements concerning the calculation of the adjustment to the basic fee paid to Royce & Associates, LLC to include the frequency of the calculation and payment of the basic fee and whether the calculation is based on actual or average net assets. In addition, indicate in the footnotes to the Financial Highlights that the management fee expense ratio for each Fund is calculated on a different basis that the other operating expense ratio.

Response: The first sentence of the second paragraph in the section of the Notes to Financial Statements entitled, "Investment Advisory Agreement" for each Fund begins as follows: "The Basic Fee is a monthly fee equal to 1/12 of 1% (1% on an annualized basis) of the average of the Fund's month-end net assets applicable to Common Stockholders plus the liquidation value of Preferred Stock" We believe that this adequately conveys to stockholders the frequency of the calculation and the payment of the basic fee and any related adjustment to the basic fee. Beginning with each Fund's Semi-Annual Report to Shareholders for the period ending June 30, 2006, appropriate adjustments to the footnotes in the Financial Highlights will be made in order to reflect that the management fee for Royce Value Trust, Inc. is calculated based on average net assets over a rolling 60-month basis and the management fee for Royce Micro-Cap Trust, Inc. is calculated on a rolling 36-month basis while the ratio of expenses to average net assets applicable to common stockholders for each Fund is calculated on a 12-month basis.

         We believe that the proposed modifications to the Annual Reports to Shareholders are responsive to the staff's comments. Please direct any further communication relating to this filing to either of the undersigned at (212) 508-4572 and (212) 508-4578, respectively.

Very truly yours,

/s/ John D. Diederich	/s/ John E. Denneen
John D. Diederich Vice President and Treasurer	John E. Denneen Secretary

cc:	Charles M. Royce
Mary Macchia
Frank P. Bruno, Esq.